SOLIC CAPITAL, LLC

FINANCIAL STATEMENTS
WITH
SUPPLEMENTAL INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2025

SOLIC CAPITAL, LLC

TABLE OF CONTENTS

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SEC FILE NUMBER
8-68942

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SOLIC Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

444 W. Lake Street, Suite 2450
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Lenart	(708) 624-1982	brian@bdlcc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Prager Metis CPAs LLC
(Name – if individual, state last, first, and middle name)

222 Mount Airy Road	Basking Ridge	NJ	07920
(Address)	(City)	(State)	(Zip Code)

09/29/2003	273
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Lenart _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SOLIC Capital LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Report of Independent Registered Public Accounting Firm

Prager Metis CPAs, LLC

_____

222 MOUNT AIRY ROAD
BASKING RIDGE, NJ 07920

T 908.766.9800
F 908.766.9811

www.pragermetis.com

To the Board of Directors of
SOLIC Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SOLIC Capital, LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of SOLIC Capital, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U. S. Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



3



Auditor's Report on Supplemental Information

Schedule I, Computation of Net Capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Prager Metis CPAs, LLC

Prager Metis CPAs, LLC
We have served as SOLIC Capital, LLC's auditor since 2013.
Basking Ridge, New Jersey
March 12, 2026

SOLIC CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

===

ASSETS

CURRENT ASSETS
    Cash $ 21,918
    Due from Parent Company $ 160,350

TOTAL ASSETS **$ 182,268**

LIABILITIES & MEMBER'S EQUITY

CURRENT LIABILITIES
    Accounts Payable $ 8,750
    Total Liabilities 8,750

MEMBER'S EQUITY $ 173,518

TOTAL LIABILITIES & MEMBER'S EQUITY **$ 182,268**

See notes to financial statements

SOLIC CAPITAL, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2025

REVENUE

Placement Fees	$ 170,000
TOTAL REVENUE	**$ 170,000**

EXPENSES

General and Administrative	$ 32,518
Compliance Cost	$ 60,000
Management Services – related party	$ 17,628
Contracted Services – related party	$ 9,650
TOTAL EXPENSES	**$ 119,796**

NET INCOME **$ 50,204**

See notes to financial statements

SOLIC CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2025

	Contributed & Distributed Capital	Retained Earnings (Deficit)	Total Member's Equity
BALANCE – JANUARY 1, 2025	$ 77,352	$ 28,334	$105,686
Contributed Capital	17,628	-	17,628
Net Income	-	50,204	50,204
BALANCE – DECEMBER 31, 2025	**$ 94,980**	**$ 78,538**	**$173,518**

See notes to financial statements

SOLIC CAPITAL, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities:	
Net income	$ 50,204
Adjustments to reconcile net income to net cash used in operating activities	
Expenses paid by non-cash contribution from the Parent	17,628
Due from Parent Company	(160,350)
Net cash used in operating activities	(92,518)
Net decrease in cash	(92,518)
CASH AT BEGINNING OF YEAR	114,436
CASH AT END OF YEAR	**$ 21,918**
Supplemental schedule of non-cash financing activity	
Non-cash capital contribution	**$17,628**

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED DECEMBER 31, 2025

----

1   DESCRIPTION OF BUSINESS

SOLIC Capital, LLC, (the "Company") is a wholly-owned subsidiary of GBH SOLIC Holdco, LLC and was incorporated in the State of Delaware on May 24, 2011. Prior to December 9, 2025, the Company was a wholly-owned subsidiary of SOLIC Holdings, LLC.

The Company is a registered securities broker-dealer in various states and is a member of the Financial Industry Regulation Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is also registered with the U.S.Securities and Exchange Commission. The Company does not maintain customer accounts nor does it currently have a clearing arrangement.

To generate revenue, the Company may raise capital through financial advisory services for private placement and mergers and acquisitions.

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") and compiled with the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 940, Financial Services – Brokers and Dealers.

Concentration of credit risk

The Company maintains its cash in bank deposits and money market accounts, which at times may exceed federally insured limits. Cash accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company has not experienced losses in such accounts and believes it is not exposed to any significant credit risk.

Cash and cash equivalents

The Company considers as cash equivalents all short-term investments with an original maturity of three months or less, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value.

Income taxes

The Company is organized as a limited liability company ("LLC") and is disregarded as an entity for Federal tax purposes and, therefore, has no Federal tax liability. State tax liabilities are determined under individual state tax laws. The Company's income or loss is included in the Federal and state consolidated tax returns of the parent company.

Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities result in deferred taxes. As a disregarded entity, the Company does not report its deferred tax assets or liabilities in its financial statements. Rather, the parent company will report any related deferred tax items in its financial statements.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue from contracts with customers

The Company complies with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the customers, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue from contracts with customers may include placement fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company considers the performance obligation in these contracts to be the promise to provide placement agent services, which satisfies at a point in time when the customer receives and accepts the subscriptions submitted by the Company. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised services to a customer.

3   NET CAPITAL REQUIREMENTS UNDER SEC RULE 15c3-1

As a broker-dealer, the Company is subject to SEC Rule 15c3-1, *Net Capital Requirements for Brokers or Dealers,* (the "Rule") which requires the maintenance of minimum net capital. The rule requires that the Company maintain minimum net capital, as defined, of $5,000 at December 31, 2025. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital, as those terms are defined by the Rule, may not exceed 15 to 1. At December 31, 2025, the Company's net capital was $13,168, which was $8,168 in excess of its required net capital and its ratio of indebtedness to net capital was 66.45%.

4   RESERVE REQUIREMENTS UNDER SEC RULE15c3-3

SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Securities, requires, among other things, every broker or dealer to maintain a Reserve Bank Account in an amount not less than the amount computed in accordance with the Reserve Requirement formula provided under the Rule, unless such broker or dealer is exempted under the exemptive provisions of the Rule. The Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities. Accordingly, the Company is not impacted by SEC Rule 15c3-3.

5   MANAGEMENT SERVICES – RELATED PARTY

Pursuant to an agreement with GBH SOLIC Holdco, LLC (the "Parent Company") to perform certain services relating to the management of various aspects of the Company's business, the Company recorded monthly expenses based on an allocation percentage of, among other things, salaries, benefits, and other overhead expenses. Prior to December 9, 2025, a similar agreement was with SOLIC Capital Advisors, LLC, wholly owned by the former parent company.

For the year ended December 31, 2025, the total expenses borne by non-cash contributions from the Parent were $17,628. As of December 31, 2025, the Company has no balance due to the Parent Company. As of December 31, 2025, the Company held a receivable for placement fee revenue received by the Parent Company on the Company's behalf, in the amount of $160,350.

6   CREDIT LOSSES

Accounting Standards Update No. 2016-13, "Financial Instruments – Credit Losses" ('ASC Topic 326") Measurement of Credit Losses on Financial Instruments requires an entity to reflect its current estimate of all expected credit losses at the inception of the financial asset based on historical experience, current conditions and reasonable and supportable forecasts. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial assets to present the net amount expected to be collected. As of December 31, 2025, the Company did not have any financial instrument impacted by ASC Topic 326.

7   SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking, and investment advisory businesses. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (See Note 3), which is not a measure of profit and loss, to make operation decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions to its Parent. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

8   SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of these financial statements through March 12, 2026, the date that these financial statements were available to be issued. There were no material subsequent events as of that date which would require disclosure in, or adjustments to, the financial statements.

SOLIC CAPITAL, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT
TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE II– COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO THE POSSESION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SOLIC CAPITAL, LLC
SCHEDULE I
COMPUTATION OF
NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2025

Computation of net capital

Total member's equity from statement of financial condition	$ 173,518
Less – Non-allowable assets	160,350
Net capital	**13,168**
Minimum net capital requirement (pursuant to Rule 15c3-1(a)(4))	5,000
Net capital in excess of requirement	$8,168
Ratio of aggregate indebtedness to net capital	66.45%

Aggregate indebtedness (1)

(1) The Company had liabilities of $8,750 as of December 31, 2025.

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2025 filed by SOLIC Capital, LLC in its Form X-17A-5 with the Financial Industry Regulation Authority ("FINRA") on January 20, 2026.

See Report of Independent Registered Public Accounting Firm

SOLIC CAPITAL, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2025

The Company does not maintain possession or control of any customer funds or securities and therefore is not impacted by SEC Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm



Report of Independent Registered Public Accounting Firm

Prager Metis CPAs, LLC

_____

222 MOUNT AIRY ROAD
BASKING RIDGE, NJ 07920

T 908.766.9800
F 908.766.9811

www.pragermetis.com

To the Board of Directors of
SOLIC Capital, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) SOLIC Capital, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions where the funds are payable to the issuer or its agent and not to the Company and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and represents that the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Prager Metis CPAs, LLC

Prager Metis CPAs, LLC
Basking Ridge, New Jersey
March 12, 2026



An affiliate of Prager Metis International   NORTH AMERICA   EUROPE   ASIA

SOLIC CAPITAL, LLC
EXEMPTION REPORT
DECEMBER 31, 2025

SOLIC Capital, LLC (the "Company") does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34- 70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions. The Company limits its business activities exclusively to effecting securities transactions where the funds are payable to the issuer or its agent and not to the Company and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and represents that it did not (1) directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers and (3) did not carry PAB accounts (as defined in Rule 15c3-3) for the period January 1, 2025 to December 31, 2025.

By: _____

Brian Lenart
Chief Compliance Officer

3/12/2026
_____
Date